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January 13, 2016	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SEOUL

VIA EDGAR AND HAND DELIVERY

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:	Fortive Corporation
Registration Statement on Form 10
Filed December 3, 2015 (File No. 001-37654)

Dear Ms. Ravitz:

On behalf of Fortive Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 30, 2015 (the “Comment Letter”) relating to the Company’s registration statement on Form 10 filed with the Commission on December 3, 2015 (the “Registration Statement”), set forth below are the Company’s responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 1”) incorporating the Company’s responses, as applicable, and other updates to the Registration Statement will be submitted to the Commission at a later date.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

Amanda Ravitz

January 13, 2016

General

Form 10

1.	File a materially complete document as your next amendment, including all required exhibits. In particular, complete the missing information from the significant number of blanks and describe your anticipated financing arrangements, currently only referenced on page 120 of Exhibit 99.1.

Response: The Company acknowledges that the Staff will require adequate time to review the required exhibits and missing disclosures. The Company will file the remaining required exhibits and missing information, including a description of the anticipated financing arrangements, in one or more future amendments to the Registration Statement. The Company will include any missing information in Amendment No. 1 to the extent known at the time.

Exhibit 99.1

Reasons for the Separation, page 7

2.	Disclose why the board determined to complete the separation at this time if the conditions supporting the decision have existed previously.

Response: The Company notes the Staff’s comment and advises the Staff that the Danaher Corporation board of directors regularly reviews strategic alternatives and makes its determinations to pursue any such alternatives, including with respect to the separation, at the time it believes to be in the best interests of Danaher Corporation and its stockholders. With respect to the board’s decision to pursue the separation, the then-pending acquisition of Pall Corporation, announced on May 13, 2015, provided an opportunity to drive even greater shareholder value going forward as two separate public companies and further supported the board’s determination to pursue the separation at that time. Additional disclosure to this effect will be included in the section describing the reasons for the separation in Amendment No. 1.

Certain contracts that will need to be assigned from Danaher, page 22

3.	Please identify the contracts that create the risk described.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is in the process of determining the above referenced

Amanda Ravitz

January 13, 2016

information and will identify the material categories of contracts to be reflected in the disclosure and provide this information in a future amendment to the Registration Statement. If, upon further assessment, the Company determines that this is not a material risk to the Company’s business, the Company will remove this risk factor in a future amendment to this Registration Statement.

Management’s Discussion and Analysis, page 41

4.	Please quantify the extent to which the agreements to be executed in connection with the separation will cause expenses to differ from your historic expenses.

Response: Danaher currently provides certain corporate services to the Company and costs associated with these functions have been allocated to the Company, including costs related to legal, treasury, accounting, auditing, human resources, corporate affairs and finance. Following completion of the separation, the Company expects Danaher to continue to provide some services related to these functions on a transitional basis for a fee, which will be partially offset by income from services provided by the Company to Danaher. These services will be received or provided under the transition services agreement described in the Information Statement section titled “Certain Relationships and Related Person Transactions.” The Company does not expect the net costs associated with the transition services agreement to be materially different than the historical costs that have been allocated to the Company related to these same services. Additional disclosure to this effect will be included in Management’s Discussion and Analysis section of Amendment No. 1.

The Company also expects to incur other costs as an independent, publicly traded company incremental to the costs historically allocated to the Company by Danaher. These incremental costs have not yet been determined, but the Company will provide the information in a future amendment to the Registration Statement.

Amanda Ravitz

January 13, 2016

2013 Compared to 2012, page 50

5.	We note your reference to increased demand in the Middle East. Please tell us in which country you have received orders.

Response: In 2013, the Company sold its products in the following Middle Eastern countries: Saudi Arabia, Israel, United Arab Emirates, Kuwait, Jordan, Qatar, Egypt, Iraq, Lebanon, Oman, Yemen and Bahrain.

2014 Summary Compensation Table, page 91

6.	We note the reference in footnote (3) on page 91 and the reference in the third paragraph on page 95 to Danaher’s Form 10-K. Please revise to include all required disclosure within the Form 10 or properly incorporate such information by reference, if you are eligible to do so.

Response: The Company will revise its disclosure to include all required disclosures in Amendment No. 1 in accordance with the Staff’s comment.

Agreements with Danaher, page 103

7.	Please disclose the duration of the agreements.

Response: The duration of the agreements has not yet been determined. The Company respectfully acknowledges the Staff’s comment and will provide the information in a future amendment to the Registration Statement.

Trading Between the Record Date and Distribution Date, page 115

8.	Please disclose what happens to “ex-distribution” and “when-issued” trades if you determine not to proceed with the distribution.

Response: The Company will revise the disclosure in Amendment No. 1 in response to the Staff’s comment to clarify that “ex-distribution” and “when-issued” trades are generally settled shortly after the distribution date, but if Danaher Corporation determines not to proceed with the distribution following the initiation of the “ex-distribution” and “when-issued” trading markets, trades in the “ex-distribution” and “when-issued” trading markets will be cancelled and, therefore, will not be settled.

*  *  *

Amanda Ravitz

January 13, 2016

In response to the Staff’s request, the Company is separately submitting to the Commission a written statement acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-7886.

Sincerely

/s/ Thomas W. Greenberg
Thomas W. Greenberg

cc:	James A. Lico
James F. O’Reilly